SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                         CHOICE ONE COMMUNICATIONS INC.
                         ------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    17038P104
                                    ---------
                                 (CUSIP Number)

                              Walter E. Leach, Jr.
                         FairPoint Communications, Inc.
                    FairPoint Communications Solutions Corp.
                       521 East Morehead Street, Suite 250
                         Charlotte, North Carolina 28202
                                  704-344-8150
                                  ------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  May 29, 2002
                                  ------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                                  SCHEDULE 13D

-------------------------------                  -------------------------------
    CUSIP No.  17038P104                             Page 2 of 7 Pages
-------------------------------                  -------------------------------

--------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             FairPoint Communications Solutions Corp.
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                (b) [ ]
--------------------------------------------------------------------------------
     3     SEC USE ONLY

--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS

            OO
--------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                       [ ]
--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                 3,500,000  (See Item 5)
      NUMBER OF      -----------------------------------------------------------
       SHARES             8     SHARED VOTING POWER
     BENEFICIALLY
        OWNED                    0
       BY EACH       -----------------------------------------------------------
      REPORTING           9     SOLE DISPOSITIVE POWER
       PERSON
        WITH                     3,500,000 (See Item 5)
                     -----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                 0
------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,500,000
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                   [ ]
--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.6%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON

            CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------                  -------------------------------
    CUSIP No.  17038P104                             Page 3 of 7 Pages
-------------------------------                  -------------------------------

--------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             FairPoint Communications, Inc.
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                                (b) [ ]
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS

             OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                   [ ]
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                  3,500,000  (See Item 5)
      NUMBER OF      ----------------------------------------------------------
       SHARES             8      SHARED VOTING POWER
     BENEFICIALLY
        OWNED                     0
       BY EACH       ---------------------------------------------------------
      REPORTING           9      SOLE DISPOSITIVE POWER
       PERSON
        WITH                      3,500,000 (See Item 5)
                     ---------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,500,000
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                 [ ]
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              8.6%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON

              CO
--------------------------------------------------------------------------------

                                    Preamble
                                    --------

               This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") is being filed by FairPoint Communications, Inc. ("FairPoint") and FairPoint Communications Solutions Corp., a wholly-owned subsidiary of FairPoint ("FairPoint Solutions" and, together with FairPoint, the "Reporting Persons"), each a Delaware corporation, pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended. This Amendment No. 2 amends and supplements information contained in the Statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on January 17, 2002 (the "Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D ("Amendment No. 1"). This Amendment No. 2 is filed with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Choice One Communications Inc., a Delaware corporation (the "Issuer").

               Capitalized terms used in this Amendment No. 2 but not otherwise defined shall have the meaning ascribed to them in the Schedule 13D. Except as provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D.

Item 4.        Purpose of Transaction.
               -----------------------

               Item 4 is hereby further amended and restated in its entirety to read as follows:

               The Reporting Persons acquired beneficial ownership of the shares of Common Stock listed in Item 3 above for investment purposes.

               Pursuant to the Network Transition Agreement, FairPoint Solutions was granted the right to acquire additional shares of the Issuer's Common Stock on or about the date one hundred fifty days from the Closing (December 19, 2001), if on the date one hundred twenty days after Closing the number of Lines (as defined in the Network Transition Agreement) is equal to or greater than 40,000 and the number of On-Net Lines (as defined in the Network Transition Agreement) is equal to or greater than 20,000. On May 17, 2002, the Reporting Persons acquired an additional 1,000,000 shares of Common Stock based on the fact that 55,000 Lines were acquired and the number of On-Net Lines was 29,153. The preemptive rights granted to FairPoint Solutions under the Investor Rights Agreement (as defined below) have the same effect as if such shares were issued as of the Closing.

               In connection with the execution and delivery of the Network Transition Agreement, FairPoint Solutions and the Issuer entered into an Investor Rights Agreement, dated December 19, 2001 (the "Investor Rights Agreement"), pursuant to which FairPoint Solutions was granted certain rights to registration under the Securities Act of 1933, as amended, of the shares of the Issuer held by it. Pursuant to the Investor Rights Agreement, in the event the Issuer proposes to register any of its Common Stock, any other of its equity securities or securities convertible into or exchangeable for its equity securities, whether or not for sale for its own account, FairPoint Solutions will have the right, upon a timely request and subject to a right of priority in favor of certain other stockholders under certain circumstances, to have the shares of Common Stock held by FairPoint Solutions included in such registration (such registration of shares held by FairPoint Solutions, a "Piggyback Registration"). FairPoint Solutions shall not be entitled to such right at any time on or after the first date on which it no longer holds any Registrable Securities or no longer owns at least 1,250,000 shares of Common Stock. In addition, the Issuer shall not be required to effect a Piggyback Registration incidental to the registration of any of its securities in connection with mergers, acquisitions, exchange offers, subscription offers, dividend reinvestment plans or stock options or other executive or employee benefit or compensation plans. All expenses of registration (exclusive of underwriting discounts and commissions, if any) will by borne by the Issuer.

               Pursuant to the Network Transition Agreement, the Issuer agreed to appoint the Chief Executive Officer of FairPoint to the Board of Directors of the Issuer, effective as of January 23, 2002. In connection therewith, on December 19, 2001, the Issuer entered into Amendment No. 11 to the Transaction Agreement, dated as of July 8, 1998 and as amended by Amendment No. 1 dated as of December 18, 1998, Amendment No. 2 dated as of February 18, 1999, Amendment No. 3 dated as of May 14, 1999, Amendment No. 4 dated as of June 30, 1999, Amendment No. 5 dated as of June 30, 1999, Amendment No. 6 dated as of November 18, 1999, Amendment No. 7 dated as of August 1, 2000, Amendment No. 8 dated as of December 20, 2000, Amendment No. 9 dated as of March 13, 2001 and Amendment No. 10 dated as of November 9, 2001 (as so amended, the "Transaction Agreement"), among the Issuer and each of the persons listed on the signature pages thereto. Amendment No. 11 to the Transaction Agreement provides for the appointment of the Chief Executive Officer of FairPoint Solutions to the Board of Directors of the Issuer, to hold such position until FairPoint Solutions no longer beneficially owns at least 2,500,000 shares of Common Stock, as adjusted for stock splits, stock combinations, stock dividends or similar transactions. Amendment No. 11 to the Transaction Agreement also deems FairPoint Solutions an intended third party beneficiary of such provision, even though it is not a party to the Transaction Agreement. On May 29, 2002, FairPoint Solutions' representative on the Issuer's Board of Directors resigned. At the present time, FairPoint Solutions does not intend to replace such representative.

               The foregoing descriptions of the Network Transition Agreement, Investor Rights Agreement and Amendment No. 11 to the Transaction Agreement are not, and do not purport to be, complete and are qualified in their entirety by reference to the Network Transition Agreement, the Investor Rights Agreement and Amendment No. 11 to the Transaction Agreement, a copy of each of which has been filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

               Except as set forth in this Item 4, the Reporting Persons have no present plan or proposal that relates to or would result in any matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to formulate plans or proposals specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.        Interest in Securities of the Issuer.
               -------------------------------------

               Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

               (a) The aggregate percentage of shares of Common Stock reported beneficially owned by the Reporting Persons is based upon 40,531,203 shares of Common Stock outstanding as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002 that was filed by the Issuer on May 15, 2002. The Reporting Persons are the beneficial owner of 3,500,000 shares of Common Stock, representing approximately 8.6% of the outstanding shares of Common Stock.

               (b) FairPoint Solutions has the sole power to vote, direct the vote, dispose and direct the disposition of 3,500,000 shares of Common Stock. FairPoint is deemed the beneficial owner of 3,500,000 shares of Common Stock through FairPoint Solutions.

               (c) Except as set forth or incorporated by reference herein, neither the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons listed in Schedule A or B, as appropriate, beneficially own, or have acquired or disposed of, any shares of Common Stock during the past 60 days.

               (d) Other than as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

               (e) Not applicable.



                                    SIGNATURE
                                    ---------

               After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: June 17, 2002



                                            FAIRPOINT COMMUNICATIONS, INC.


                                            By:   /s/ Timothy W. Henry
                                               ---------------------------------
                                               Name:  Timothy W. Henry
                                               Title: Vice President-Finance,
                                                      Treasurer & Assistant
                                                      Secretary

                                            FAIRPOINT COMMUNICATIONS
                                            SOLUTIONS CORP.


                                            By:   /s/ Timothy W. Henry
                                               ---------------------------------
                                                  Name:  Timothy W. Henry
                                                  Title: Vice President-Finance,
                                                         Treasurer & Assistant
                                                         Secretary